HAMMERHEAD RESOURCES INC.
________________________________________________

Evaluation of Petroleum Reserves
Based on Constant Prices and Costs
As of December 31, 2022

HAMMERHEAD RESOURCES INC.
_____________________________________________________________________

Evaluation of Petroleum Reserves
Based on Constant Prices and Costs
As of December 31, 2022

Prepared For:

Hammerhead Resources Inc.

2700, 525 - 8th Avenue SW

Calgary, Alberta

T2P 3G6

Prepared By:

McDaniel & Associates Consultants Ltd.

2000, 525 - 8th Avenue SW

Eighth Avenue Place, East Tower

Calgary, Alberta

T2P 1G1

March 2023

HAMMERHEAD RESOURCES INC.
_____________________________________________________________________

TABLE OF CONTENTS

Covering Letter

Certificates of Qualification

Summary

Total Company Reserves and Net Present Value	Table A
Figures
Property Location Map
Company Share Sales Volumes
Cash Flow Summary
Reserves Distribution by Reserves Class and Product
Reserves and Net Present Value Distribution for Properties

F1 Summary

F1 Summary Tables
Summary of Oil and Gas Reserves	Table F1-1
Summary of Net Present Value of Future Net Revenue	Table F1-2
Total Future Net Revenue (Undiscounted)	Table F1-3
Future Net Revenue by Product Type	Table F1-4
Future Capital, Abandonment, Decommissioning and Reclamation Costs	Table F1-5

Summary of Price Forecasts

Evaluation Methodology

APPENDIX 1 Total Proved Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Forecast of Revenue After Tax - Company Share	Table AT
Reserves and Net Present Value by Property	Table 2

APPENDIX 2 Proved Developed Producing Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 3 Proved Undeveloped Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 4 Summary of Reserve Estimates

Summary of Reserve Estimates	Reserve Estimates

APPENDIX 5 Company Interest Data

List of Interests and Burdens	Interest

March 28, 2023

Hammerhead Resources Inc.

2700, 525 - 8th Avenue SW

Calgary, Alberta

T2P 1G1

Attention:	Mr. Scott W. Sobie, President and Chief Executive Officer

Reference:	Hammerhead Resources Inc. Evaluation of Petroleum Reserves Constant Prices and Costs

Dear Sir:

Pursuant to your request, we have prepared an evaluation of the proved petroleum reserves and the net present values of these reserves for the petroleum interests of Hammerhead Resources Inc., hereinafter referred to as the "Company", as of December 31, 2022. The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with U.S. Securities Exchange Commission (SEC) standards. The completion date of our report is March 28, 2023. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain filings of the SEC.

The future net revenues and net present values presented in this report were calculated using constant prices and costs based on the average first-day-of-the-month petroleum product prices for the 12 months of 2022 with no inflation of operating or capital costs and were presented in Canadian dollars. Most of the future net revenues and net present value estimates in this report are presented before income taxes although future net revenues and net present value estimates were presented after income tax in selected tables in this summary report at the corporate level. The future net revenues presented in this report may not necessarily represent the fair market value of the reserves estimates.

The properties evaluated in this report were indicated to include 100 percent of the Company's petroleum interests in Canada. The Company's principal crude oil properties are located in the Karr and Gold Creek areas in the Province of Alberta.

2000, Eighth Avenue Place, East Tower, 525 - 8 Avenue SW, Calgary, AB, T2P 1G1 Tel: (403) 262-5506 www.mcdan.com

Hammerhead Resources Inc.	Page 2
Constant Prices and Costs	March 28, 2023

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report. The location of the Company's properties and a summary of the forecast production, net revenue and reserves distributions are presented graphically in the summary section. Tables summarizing the reserves, production and revenues for the various reserves classes are presented in Appendices 1 to 4. A summary of the Company's interests and burdens in each property is presented in Appendix 5. Discussions of the assumptions and methodology employed to prepare the reserves estimates and future revenue forecasts are also contained in the "Evaluation Methodology" section.

In preparing this report, we relied upon factual information including ownership, technical well data, production, prices, revenues, operating costs, capital costs, contracts, and other relevant data from public sources as well as non-public data supplied by the Company. The extent and character of all factual information supplied by the Company were relied upon by us in preparing this report and has been accepted as represented without independent verification. We have relied upon representations made by the Company as to the completeness and accuracy of the data provided and that no material changes in the performance of the properties has occurred nor is expected to occur, from that which was projected in this report, between the date that the data was obtained for this evaluation and the date of this report, and that no new data has come to light that may result in a material change to the evaluation of the reserves presented in this report. We used all methods and procedures as considered necessary under the circumstances to prepare the report. Assumptions, data, methods and procedures are appropriate for the purpose served by the report.

The reserves estimates presented in this report were prepared on the basis of an overall evaluation of the reserves of the Company. The reserves estimates for all properties evaluated in the report meet the requirements for reasonable certainty in Rule 4-10(a)(24) of Regulation S-X.

Hammerhead Resources Inc.	Page 3
Constant Prices and Costs	March 28, 2023

We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available, if any data between the effective date of the evaluation and the date of this report were to vary significantly from that forecast, or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

APEGA PERMIT NUMBER: P3145

/s/ Michael J. Verney	/s/ Steven W. Carmichael
Michael J. Verney, P.Eng.	Steven W. Carmichael, P.Eng.
March 28, 2023	March 28, 2023

/s/ Josée C. Arpin	/s/ David G. Jenkinson
Josée C. Arpin, P.Eng.	David G. Jenkinson, P.Geol.
March 28, 2023

/s/ Wesley P. Feick
Wesley P. Feick, P.Geo.

MJV/SWC/JCA/DGJ/WPF:jep
[22-0240]

CERTIFICATE OF QUALIFICATION

I, Michael Verney, Petroleum Engineer of 2000, 525 - 8th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Hammerhead Resources Inc., the report entitled "Hammerhead Resources Inc., Evaluation of Petroleum Reserves, Based on Constant Prices and Costs, As of December 31, 2022", dated March 28, 2023, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2. That I attended the Queen's University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Civil Engineering and a Bachelor of Arts degree in Economics, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Hammerhead Resources Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of Hammerhead Resources Inc., or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 90680

Calgary, Alberta

Dated: March 28, 2023

CERTIFICATE OF QUALIFICATION

I, Steven W. Carmichael, Petroleum Engineer of 2000, 525 - 8th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Hammerhead Resources Inc., the report entitled "Hammerhead Resources Inc., Evaluation of Petroleum Reserves, Based on Constant Prices and Costs, As of December 31, 2022", dated March 28, 2023, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2. That I attended the University of Calgary in the years 1999 to 2003 and that I graduated with a Bachelor of Science degree in Mechanical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta; that I am a member of the Society of Petroleum Engineers and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Hammerhead Resources Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of Hammerhead Resources Inc., or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 69935

Calgary, Alberta

Dated: March 28, 2023

CERTIFICATE OF QUALIFICATION

I, Josée C. Arpin, Petroleum Engineer of 2000, 525 - 8th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Evaluation Engineer of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Hammerhead Resources Inc., the report entitled "Hammerhead Resources Inc., Evaluation of Petroleum Reserves, Based on Constant Prices and Costs, As of December 31, 2022", dated March 28, 2023, and that I was involved in the preparation of this report.

2. That I attended the University of Calgary in the years 2012 to 2017 and that I graduated with a Bachelor of Science in Oil and Gas Engineering, and that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of five years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Hammerhead Resources Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of Hammerhead Resources Inc., or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 205608

Calgary, Alberta

Dated: March 28, 2023

CERTIFICATE OF QUALIFICATION

I, David G. Jenkinson, Petroleum Geologist of 2000, 525 - 8th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Executive Vice President for McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Hammerhead Resources Inc., the report entitled "Hammerhead Resources Inc., Evaluation of Petroleum Reserves, Based on Constant Prices and Costs, As of December 31, 2022", dated March 28, 2023, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2. That I attended the University of Saskatchewan in the years 2000 to 2004, graduating with a Bachelor of Science degree in Geology; that I am a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Hammerhead Resources Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of Hammerhead Resources Inc., or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 81046

Calgary, Alberta

Dated: March 28, 2023

CERTIFICATE OF QUALIFICATION

I, Wesley P. Feick, Petroleum Geologist of 2000, 525 - 8th Avenue SW, Calgary, Alberta, Canada hereby certify:

1. That I am an Associate for McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Hammerhead Resources Inc., the report entitled "Hammerhead Resources Inc., Evaluation of Petroleum Reserves, Based on Constant Prices and Costs, As of December 31, 2022", dated March 28, 2023, and that I was involved in the preparation of this report.

2. That I attended the University of Alberta in the years 2002 to 2006, graduating with a Bachelor of Science degree in Geology; that I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of Hammerhead Resources Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of Hammerhead Resources Inc., or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 82556

Calgary, Alberta

Dated: March 28, 2023

Prices: December 2022 SEC Eff. Date: December 31, 2022 Currency: CAD	Hammerhead Resources Inc. Total Company Reserves and Net Present Value Constant Prices and Costs as of December 31, 2022 Total Company	Table A

	PDP	PNP	PUD	TP
Crude Oil (Mbbl)
Working Interest Volume	14,811.2	-	36,295.4	51,106.6
Royalty Interest Volume	-	-	-	-
Net Volume	10,952.5	-	27,983.1	38,935.6

Natural Gas (MMcf)
Working Interest Volume	223,731.6	-	311,549.8	535,281.4
Royalty Interest Volume	-	-	-	-
Net Volume	190,655.9	-	268,406.7	459,062.6

Condensate (Mbbl)
Working Interest Volume	157.6	-	-	157.6
Royalty Interest Volume	-	-	-	-
Net Volume	104.7	-	-	104.7

Natural Gas Liquids (Mbbl) (1)
Working Interest Volume	8,569.6	-	11,972.2	20,541.8
Royalty Interest Volume	-	-	-	-
Net Volume	6,227.2	-	9,059.1	15,286.3

Total (MBOE) (2)
Working Interest Volume	60,826.9	-	100,192.6	161,019.5
Royalty Interest Volume	-	-	-	-
Net Volume	49,060.4	-	81,776.7	130,837.1

Net Present Value Before Tax (M$)
0.0%	1,674,115.4	-	2,733,628.6	4,407,744.0
5.0%	1,407,506.6	-	2,028,933.1	3,436,439.7
10.0%	1,221,042.9	-	1,565,647.9	2,786,690.8
15.0%	1,087,338.0	-	1,243,055.2	2,330,393.2
20.0%	987,558.8	-	1,008,128.1	1,995,686.9

$/BOE Before Tax (3)
0.0%	27.52	-	27.28	27.37
5.0%	23.14	-	20.25	21.34
10.0%	20.07	-	15.63	17.31
15.0%	17.88	-	12.41	14.47
20.0%	16.24	-	10.06	12.39

Net Present Value After Tax (M$)
0.0%	1,617,866.2	-	2,102,498.7	3,720,364.8
5.0%	1,374,551.7	-	1,542,032.3	2,916,584.0
10.0%	1,200,806.1	-	1,174,886.9	2,375,693.1
15.0%	1,074,408.8	-	920,457.3	1,994,866.1
20.0%	979,016.0	-	736,110.5	1,715,126.6

(1) Natural Gas Liquids volumes do not include Condensate.

(2) Barrels of Oil Equivalent based on 6:1 for Natural Gas, 1:1 for Condensate and C5+, 1:1 for Ethane,1:1 for Propane, 1:1 for Butanes. BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) NPV/BOE based on Company Share BOE reserves.

Prices: December 2022 SEC Eff. Date: December 31, 2022 Currency: CAD	Hammerhead Resources Inc. Summary of Oil and Gas Reserves Constant Prices and Costs as of December 31, 2022 Total Reserves Total Company	Table F1-1

Reserves

	Light & Medium Oil		Heavy Oil		Tight Oil
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved
Developed Producing	-	-	-	-	14,811.2	10,952.5
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	36,295.4	27,983.1
Total Proved	-	-	-	-	51,106.6	38,935.6

	Conventional Natural Gas		Shale Gas		Natural Gas Liquids (3)
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved
Developed Producing	-	-	223,731.6	190,655.9	8,727.1	6,331.9
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	311,549.8	268,406.7	11,972.2	9,059.1
Total Proved	-	-	535,281.4	459,062.6	20,699.4	15,391.1

(1) Gross reserves are working interest reserves before royalty deductions.

(2) Net reserves are working interest reserves after royalty deductions plus royalty interest reserves.

(3) Natural Gas Liquids include Condensate volumes.

Prices: December 2022 SEC Eff. Date: December 31, 2022 Currency: CAD	Hammerhead Resources Inc. Summary of Oil and Gas Reserves Constant Prices and Costs as of December 31, 2022 Total Reserves Total Company	Table F1-2

Net Present Values of Future Net Revenue

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)					Unit Value Before Tax
Reserves Category	@0.0%	@5.0%	@10.0%	@15.0%	@20.0%	@0.0%	@5.0%	@10.0%	@15.0%	@20.0%	@10.0% (1)
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	($/BOE)

Proved
Developed Producing	1,674,115.4	1,407,506.6	1,221,042.9	1,087,338.0	987,558.8	1,617,866.2	1,374,551.7	1,200,806.1	1,074,408.8	979,016.0	24.89
Developed Non-Producing	-	-	-	-	-	-	-	-	-	-	-
Undeveloped	2,733,628.6	2,028,933.1	1,565,647.9	1,243,055.2	1,008,128.1	2,102,498.7	1,542,032.3	1,174,886.9	920,457.3	736,110.5	19.15
Total Proved	4,407,744.0	3,436,439.7	2,786,690.8	2,330,393.2	1,995,686.9	3,720,364.8	2,916,584.0	2,375,693.1	1,994,866.1	1,715,126.6	21.30

(1) The unit values are based on net reserve volumes.

Prices: December 2022 SEC Eff. Date: December 31, 2022 Currency: CAD	Hammerhead Resources Inc. Total Future Net Revenue (Undiscounted) Constant Prices and Costs as of December 31, 2022 Total Reserves Total Company	Table F1-3

			Operating	Development	ADR	Future Net	Income	Future Net
	Revenue (1)	Royalties (2)				Revenue Before		Revenue After
Reserves Category			Costs	Costs	Costs	Income Taxes	Taxes	Income Taxes
	M$	M$	M$	M$	M$	M$	M$	M$

Total Proved Reserves	10,832,529	2,103,970	2,931,582	1,342,578	46,655	4,407,744	687,379	3,720,365

(1) Includes all product revenues and other revenues as forecast.

(2) Royalties include any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

Prices: December 2022 SEC Eff. Date: December 31, 2022 Currency: CAD	Hammerhead Resources Inc. Future Net Revenue by Product Type Constant Prices and Costs as of December 31, 2022 Total Reserves Total Company	Table F1-4

		Future Net Revenue
		Before Income Taxes	Unit Value (1)
Reserves Category	Product Type	(discounted @ 10%)	$/Mcf
		M$	$/bbl

Total Proved Reserves	Tight Oil (Including Solution Gas and By-products)	2,759,163	70.86
	Shale Gas (Including By-products)	27,528	3.46
	Total	2,786,691

(1) Unit values are calculated using the 10% discount rate divided by the Major Product Type Net reserves for each group.

Prices: December 2022 SEC Eff. Date: December 31, 2022 Currency: CAD	Hammerhead Resources Inc. Future Capital, Abandonment, Decommissioning and Reclamation Costs Constant Prices and Costs as of December 31, 2022 Total Reserves Total Company	Table F1-5

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Remaining	Total

Development Cost Forecast (M$)

Total Proved
Undiscounted	412,035	281,398	206,358	277,738	108,050	6,000	6,000	6,000	6,000	6,000	5,400	4,800	4,200	3,600	3,000	6,000	1,342,578
Discounted @ 10.0%	393,660	243,738	163,787	197,482	71,489	3,538	3,216	2,924	2,658	2,417	1,977	1,598	1,271	990	750	1,246	1,092,741

Abandonment, Decommissioning and Reclamation Cost Forecast (M$)

Total Proved
Undiscounted	-	-	220	-	-	-	-	-	-	-	-	-	-	150	-	46,285	46,655
Discounted @ 10.0%	-	-	173	-	-	-	-	-	-	-	-	-	-	41	-	2,709	2,923

McDaniel & Associates Consultants Ltd.

December 31, 2022 Constant Product Price Schedule

Crude Oil Prices

West Texas Intermediate ($U.S./bbl) (1)	94.14

Edmonton Light Crude ($Cdn./bbl) (1)	119.13

Natural Gas

U.S. Henry Hub ($U.S./MMBtu) (1)	6.25

AECO Spot ($Cdn./MMBtu) (1)	5.62

Natural Gas Liquids (Edmonton Reference Price $Cdn./bbl)

Propane Edmonton (2)	51.26

Field Butane Edmonton (2)	61.88

Natural Gasolines & Condensate (2)	120.59

Exchange Rate (1)

$US/$CAN	0.77

1) Based on the average first-day-of-the-month price for the previous 12 months.

2) Based on average to benchmark prices.

HAMMERHEAD RESOURCES INC.
_____________________________________________________________________

Evaluation of Petroleum Reserves

Based on Constant Prices and Costs

As of December 31, 2022

Evaluation Methodology

INTRODUCTION

Estimates of the proved petroleum reserves and the associated net present values before income taxes attributable to the properties of the Company have been presented in this report as of December 31, 2022. Reserves estimates were prepared for two properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, public sources and from our own non-confidential files. A field inspection of the properties was not conducted in view of the generally accepted reliability of the data sources for Western Canadian properties.

The effective date of this report is December 31, 2022. The reserves estimates presented herein were based upon a number of factors and assumptions, including the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation, commodity prices, future operating and capital costs, availability of future capital, and the assumed effects of regulation by governmental agencies, including with respect to royalty payments, all of which may vary considerably from actual results. The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with U.S. Securities Exchange Commission (SEC) standards. As of December 31, 2022, there are no proved undeveloped reserves that will remain undeveloped for five years or more. A brief review of the methodology employed in arriving at the reserves and net present value estimates is presented in this section.

RESERVES ESTIMATES

There are numerous uncertainties inherent in estimating economically recoverable quantities of oil, NGLs and natural gas reserves, including many factors beyond our control. All oil, NGLs and natural gas reserve estimates are uncertain to some degree, and classifications of oil, NGLs and natural gas reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the quantity of oil, NGLs and natural gas economically recoverable from a group of properties and the classification of such oil, NGLs and natural gas reserves, when prepared by different engineers or by the same engineers at different times, may vary substantially. Additionally, estimates with respect to oil, NGLs and natural gas reserves are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Oil, NGLs and natural gas reserve estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations in the estimated reserves and these variations may be material.

Hammerhead Resources Inc.	Page 2
Constant Prices and Costs	March 28, 2023

Crude Oil

The crude oil reserves estimates presented in this report were based on a review of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the original oil in-place were based on individual well petrophysical interpretations, geological studies of pool configurations, and in some cases on published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and oil cut trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserves estimates were usually volumetrically determined using recovery factors based on analogy with similar wells or reservoirs or on estimates of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Natural Gas and Products

The natural gas reserves estimates for non-associated gas and gas cap pools were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the initial gas in-place were based on individual well petrophysical interpretations, geological studies of the pools and areas, and in some cases on published estimates. Material balance estimates of the initial gas in-place were employed where sufficient information was available for a reliable estimate. The reserves recoverable from the currently producing properties were estimated from studies of production performance characteristics and/or reservoir pressure histories. In those cases where indicative gas production decline and/or increasing oil-gas ratio and water-gas ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non- producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

Natural gas reserves estimates for solution gas production from producing crude oil properties were based on an analysis of producing gas-oil ratios and existing sales gas recoveries. Solution gas reserves were assigned to non-producing oil properties where there was a likelihood of those reserves being recovered and sold from existing facilities or facilities that are expected to be available in the near future.

The natural gas products reserves estimates for the producing properties were based on historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where there was a likelihood that the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

Hammerhead Resources Inc.	Page 3
Constant Prices and Costs	March 28, 2023

SEC RESERVES DEFINITIONS

The proved reserves and net present values estimates presented in this report were prepared to comply with the United States Securities and Exchange Commission (SEC) reserves definitions.

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations - prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

a. The area identified by drilling and limited by fluid contacts, if any, and

b. Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

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a. Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

b. The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

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Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

NET PRESENT VALUE ESTIMATES

The net present values of the petroleum reserves were obtained by employing future production and revenue analyses. The future crude oil production was generally predicated on the anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was also predicated on the anticipated performance characteristics of the individual wells and reservoirs in question with an allowance for any gas sales contract or gas processing facility restrictions. In those areas where shut-in natural gas reserves exist, the commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and current and forecast sales gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's share of future crude oil revenue was derived by employing the Company's share of production and the indicated reference crude oil price less the historical quality and transportation price differential for each respective field. The initial benchmark price for Edmonton Light Crude Oil was $119.13CAD/bbl, with average realized prices after adjustments for location and quality differentials of $118.25CAD/bbl on a Total Proved basis. The indicated natural gas prices with an adjustment for the heating value of the gas were employed to calculate the Company's share of future natural gas revenues. The indicated reference natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the Company's share of future natural gas products revenues. The initial benchmark price for AECO Spot was $5.62CAD/MMbtu and the average realized gas price was $6.18CAD/MMBtu on a Total Proved basis. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of December 31, 2022. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

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The forecast Before Tax cashflows and Net Present Values include the recently amended Canadian Federal Carbon Tax schedule which increases from $65/ton in 2023 to $170/ton in 2030 with a 2 percent per year increase thereafter. In Alberta, an allowance has been included for changes to Technology Innovation and Emissions Reduction (TIER) regulation announced in December 2022.

In all cases, estimates of the applicable capital expenditures and operating costs with no allowance for inflation were deducted in arriving at the Company's share of future net revenues. An allowance for future abandonment, decommissioning and reclamation (ADR) costs were included in this report. ADR costs related to the proved undeveloped reserves presented in the report have been included. ADR costs include but are not limited to items such as: producing wells, suspended wells, service wells, gathering systems, facilities, and surface land development. These costs and their respective timing have been supplied and represented by the Company and incorporated into this report without review. The ADR costs were included for all company properties. On a total proved basis, it is expected that the Company will meet its take or pay commitments. Thus, the service charges associated with the unutilized demand charges have been excluded from this evaluation. The net present values were then obtained by employing 5, 10, 15 and 20 percent nominal annual discount rates compounded monthly.

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report.

The information relating to estimated proved reserves of the petroleum reserves contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30 and 932-235-50-31 of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S-K of the Securities and Exchange Commission.

All of the future net revenues and net present values estimated in this report are presented before income taxes, although future net revenues and net present value estimates were presented after income tax in selected tables in this summary report at the corporate level.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, abandonments, decommissioning and reclamation costs, future net revenue, and net present values are presented in detailed tabulations for each reserves category in Appendices 1 to 4